

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 7, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Dana M. Kelley
Chief Financial Officer & Treasurer
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700
Las Vegas, Nevada 89169

      RE: Form 10-K for the fiscal year ended September 30, 2008
                 Form 10-Q for the period ended December 31, 2008
                 Definitive Proxy Statement filed January 20, 2009
                     File No. 1-8137

Dear Ms. Kelley:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings related to legal matters, please direct them to Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                   Sincerely,

                                   Rufus Decker
                                   Accounting Branch Chief